Skadden, Arps, Slate, Meagher & Flom llp
500 BOYLSTON STREET BOSTON, MASSACHUSETTS 02116 ________ TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com	FIRM/AFFILIATE OFFICES ----------- CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON
DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM July 21, 2017	----------- BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

VIA EDGAR Christina DiAngelo Fettig Senior Staff Accountant Division of Investment Management Disclosure Review Office Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549
RE:	BlackRock Closed-End Funds
Dear Ms. Fettig:
Thank you for your oral comments on June 7, 2017 regarding your Sarbanes-Oxley review of the 2016 annual reports (the “Annual Reports”) for the BlackRock closed-end funds listed on Annex A attached hereto (the “Funds”). The Funds have considered your comments and authorized us to respond on their behalf as set forth below. Your oral comments are summarized in bold, followed by the Funds’ responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the applicable Annual Report(s).
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Christina DiAngelo Fettig
July 21, 2017

Comments and Responses
1.
BlackRock Core Bond Trust’s (“BHK”) stated policy is to invest at least 75% of its managed assets in bonds that are investment grade quality at the time of investment. The Annual Report indicates that 64% of BHK’s total investments were investment grade quality at August 31, 2016. Please explain this difference.

BHK has informed us that, as of August 31, 2016 and as of the date of this letter, at least 75% of BHK’s managed assets were represented by investment grade bonds, as described in its investment policies (the “75% Policy”). BHK has further informed us that the difference noted by the staff is primarily a result of a difference between the calculations utilized for compliance and financial reporting purposes. As disclosed in BHK’s Prospectus, BlackRock monitors compliance with the 75% Policy based on ratings provided by Moody’s, S&P, Fitch or another nationally recognized rating agency, and includes bonds that are unrated but judged to be of comparable quality by the Fund’s investment adviser, all calculated as a percentage of managed assets. Conversely, for financial reporting purposes, BHK’s service provider utilizes ratings only from S&P or Moody’s (except for U.S. Government Sponsored Agency Securities and U.S. Treasury Obligations, which, as disclosed in BHK’s Annual Report, are deemed AAA/Aaa), presented as a percentage of total investments. These factors are disclosed in BHK’s Annual Report, consistent with Instruction 6(a) of Item 24 of Form N-2.
2.
Certain Funds are identified in the Annual Reports as non-diversified companies. Please confirm whether any of these Funds have been operating as diversified companies for more than three years and, if so, please confirm that any such companies will obtain shareholder approval in accordance with Section 13(a)(1) of the Investment Company Act of 1940 (the “1940 Act”) if they again desire to operate as non-diversified companies. See 1940 Act Rule 13a-1; Allied Capital Corp., No-Action Letter (January 3, 1989).

The Funds identified as “non-diversified” companies in the Annual Reports have informed us that they have not been operating as diversified companies for more than three years, and that, if they do operate as diversified companies for more than three years, they will obtain shareholder approval if they again desire to operate as non-diversified companies.1
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[1]	Funds listed as Non-Diversified include BlackRock Maryland Municipal Bond Trust (811-21051); BlackRock Massachusetts Tax-Exempt Trust (811-076600); BlackRock MuniHoldings

Christina DiAngelo Fettig
July 21, 2017

3.
In reviewing the BlackRock Corporate High Yield Fund, Inc. (“HYT”) disclosure of OTC total return swaps on page 53 of the Annual Report, we could not determine which side of the swap HYT was on. Please clarify this disclosure in future filings.

HYT has informed us that it will clarify the referenced disclosure in future filings.
4.
The Notes to Financial Statements state that the Manager is paid advisory fees on a monthly basis. Please explain why the Statements of Assets and Liabilities for the Funds generally appear to have accrued two months’ worth of advisory fees. Additionally, BlackRock Income Trust, Inc. (“BKT”) pays administrative fees; in future filings, please include the frequency of the administrative fee payment.

The Funds confirm that advisory fees are typically paid monthly; however, the Funds have informed us that the Statements of Assets and Liabilities included in the Annual Reports reflect two months’ worth of advisory fee accruals because payment of advisory fees for the month of July 2016 was delayed until September 1, 2016 as a result of processing issues encountered by the Funds’ accounting agent and custodian.
Additionally, BKT has informed us that it will include the frequency of administrative fee payments in future filings.
5.
BlackRock New York Municipal Income Quality Trust’s (“BSE”) Annual Report contains a disclosure regarding the Manager’s reimbursement payment for an investment that did not meet BSE’s investment guidelines. Please explain the basis for accounting for this payment of other income in light of ASC 946-20-45-1; please also explain why this payment’s effect on total return was not disclosed in the financial highlights.

BSE has informed us as follows:

In 2012, BSE purchased a municipal bond that generated income subject to the Alternative Minimum Tax (AMT), which is not a permissible investment under BSE’s investment guidelines. BSE sold the bond in 2016 when the

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New York Quality Fund, Inc. (811-08217); BlackRock New Jersey Municipal Bond Trust (811-21050); BlackRock New York Municipal Income Quality Trust (811-21179); BlackRock New York Municipal Income Trust II (811-21124); and BlackRock Virginia Municipal Bond Trust (811-21053).

Christina DiAngelo Fettig
July 21, 2017

matter was discovered and BlackRock reimbursed BSE for the maximum AMT liability to which BSE’s shareholders would be subject ($8,016.00).

Guidance from Chapter 8.36 of the AICPA Audit and Accounting Guide – Investment Companies (2016) states that “items relating to specific portfolio securities are typically recorded as an adjustment to realized or unrealized gains or losses. Otherwise, the item and a subsequent revaluation should be presented as other income.” The reimbursement was related to an income tax and not related to net gains (losses) realized on the disposal of investments described in ASC 946-20-45-1. As such, the income was presented as “other income” in the Statement of Operations.
This payment’s effect on total return was less than 1 basis point and immaterial; it therefore was not disclosed in the financial highlights.
6.
The Statements of Operations for certain Funds contain a line item including interest expense, fees and amortization of offering costs. Regulation S-X 6-07(2)(b) provides that any expense greater than or equal to 5% or more of total expenses should be identified in a separate line item. Please confirm that each such separate item of expense contained in this line item represents less than 5% of total expenses. See Reg. S-X Article 6-07(2)(b).

The Funds have informed us that interest expense is typically greater than 5% of total expenses, and that all other expenses in this line item are typically each below 5% of total expenses. The Funds believe that the presentation of these expenses in one line item in the Statement of Operations provides greater transparency for shareholders as to the total financing costs incurred by the applicable Funds, and the Funds note that details regarding the components of this line item are presented in the Notes to Financial Statements. Moreover, the Funds also note that they have been presenting their financing costs in this manner for many years and continued presentation in this manner permits shareholders to easily compare total financing costs over different time periods.
In response to this comment the Funds have informed us that they will add additional disclosure in the Notes to Financial Statements separately quantifying the amount of expense represented by any one item within this line item that exceeds 5% of total expenses, and the aggregate of the other items that each individually represent less than 5% of total expenses.

Christina DiAngelo Fettig
July 21, 2017

7.	In future filings, please include more specific disclosure regarding why an asset was transferred in or out of Level 3 of the ASC 820 Fair Value Hierarchy.
The Funds have informed us that they will include more specific disclosure regarding why an asset was transferred in or out of Level 3 of the ASC 820 Fair Value Hierarchy in future filings.
8.
In future filings, please include more specificity as to why a Fund invested in a certain derivative during the period of its report, rather than providing only a list of potential reasons why a Fund may have invested in a certain derivative during the period of its report. See Letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (the “ICI Derivatives Letter”).

The Funds include the referenced additional level of specificity, where material, in the individual “Fund Summary” sections at the beginning of the applicable shareholder reports and include higher level qualitative disclosures about derivatives transactions used by the Funds in the Notes to Financial Statements. The Funds have determined to use this approach in an effort to make their financial statements and shareholder reports more readable, straightforward and shareholder friendly. The Funds note that they produce joint shareholder reports in which several (and sometimes, many) Funds are included in the same report. Using this format, the Notes to Financial Statements speak as to all of the Funds included in the applicable report. The Funds believe that, as a result, attempting to include the same level of Fund-specific qualitative disclosure about derivatives transactions in the Notes to Financial Statements as is included in each Fund’s individual “Fund Summary” section would render the derivatives transaction disclosure in the Notes to Financial Statements unwieldy and confusing. The Funds therefore submit that their existing disclosures in the “Fund Summary” sections and in the Notes to Financial Statements comport with the staff’s objectives as expressed in the ICI Derivatives Letter.

Christina DiAngelo Fettig
July 21, 2017

9.
Please explain why the Funds with VRDP shares factor the full liquidation value of the VRDP shares into the numerator of the 1940 Act § 18(h) asset coverage calculation. See FASB Accounting Standards Update No. 2015-03, Interest--Imputation of Interest (Subtopic 835-30) (“Simplifying the Presentation of Debt Issuance Costs”). We note that including the full liquidation value of the VRDP shares in the denominator of this calculation is permitted and required.

The applicable Funds have informed us as follows:
Section 18(h) of the 1940 Act defines “asset coverage” of a class of senior security representing stock to mean the ratio which the value of the total assets of such issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer plus the aggregate of the involuntary liquidation preference of such class of senior security which is a stock. Deferred offering costs related to VRDP share issuances are recorded as a deferred charge, amortized over the life of the VRDP shares and are considered an asset under GAAP. ASU 2015-03 did not change the treatment of these deferred offering costs as an asset under GAAP; rather, ASU 2015-03 requires a simplification of the presentation of these deferred offering costs in funds’ financial statements by requiring funds to remove the “asset” line item for deferred offering costs and net such costs against the liability represented by the VRDP shares’ liquidation preference on the balance sheet. Therefore, in order to properly calculate an asset coverage ratio under section 18(h) of the 1940 Act by using figures derived from a balance sheet, the asset represented by the deferred offering costs must be added back to the “total assets” figure included in the balance sheet for purposes of calculating the numerator of that ratio, and correspondingly added back to the liability represented by the liquidation preference of the VRDP shares on the balance sheet for purposes of calculating the denominator of that ratio. In other words, ASU 2015-03 does not change how asset coverage is calculated under section 18(h) of the 1940 Act; it only changes how assets and liabilities are presented in financial statements.

Christina DiAngelo Fettig
July 21, 2017

10. The Funds that maintain shelf registrations have a policy of recording costs incurred in connection with shelf offerings as deferred charges amortized over a 12-month period. Please cite accounting guidance supporting this policy for Funds that have not issued any shares pursuant to their shelf registrations.
The applicable Funds have informed us as follows:
ASC 946-20-25-6 indicates that offering costs related to closed-end funds with a continuous offering period shall be recognized as a deferred charge. ASC 946-20-25-5 states that “offering costs recognized as a deferred charge under 946-20-25-6 shall be amortized to expense over 12 months on a straight-line basis when operations begin.”
The applicable Funds’ policy is that funds with currently effective registration statements for shelf offerings are considered closed-end funds with a continuous offering period.
11.
Often bank loan funds such as BlackRock Floating Rate Income Strategies Fund, Inc. receive income from sources other than interest payments (e.g., consent income, fee income, and amendment income). Please confirm that any Funds receiving such non-interest income will disclose the nature of such non-interest income separately from interest income in future filings.

The Funds have informed us that they will make such separate disclosures, to the extent applicable, in future filings.
12.
The Schedules of Investments for certain Funds contain a footnote identifying that the bonds transferred to a tender option bond trust (“TOB Trust”) serve as collateral in a secured borrowing. Please confirm that Funds utilizing TOB Trusts segregate unencumbered liquid assets other than the bonds deposited into the TOB Trust with a value at least equal to the TOB Trust Certificates (i.e., the “floaters”) plus accrued interest, if any.

The Funds confirm that they segregate unencumbered liquid assets other than the bonds deposited into a TOB Trust with a value at least equal to the TOB Trust Certificates plus accrued interest, if any.
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Christina DiAngelo Fettig
July 21, 2017

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon

Annex A
Registration Number	Fund
811-10543	BlackRock Core Bond Trust
811-21318	BlackRock Corporate High Yield Fund, Inc.
811-22126	BlackRock Defined Opportunity Credit Trust
811-21413	BlackRock Floating Rate Income Strategies Fund, Inc.
811-05542	BlackRock Income Trust, Inc.
811-21349	BlackRock LTD Duration Income Trust
811-21051	BlackRock Maryland Municipal Bond Trust
811-07660	BlackRock Massachusetts Tax-Exempt Trust
811-21036	BlackRock Municipal Bond Trust
811-21180	BlackRock Municipal Income Investment Quality Trust
811-21178	BlackRock Municipal Income Quality Trust
811-21126	BlackRock Municipal Income Trust II
811-08349	BlackRock MuniHoldings Investment Quality Fund
811-08217	BlackRock MuniHoldings New York Quality Fund, Inc.
811-05611	BlackRock MuniVest Fund, Inc.
811-21050	BlackRock New Jersey Municipal Bond Trust
811-21037	BlackRock New York Municipal Bond Trust
811-21179	BlackRock New York Municipal Income Quality Trust
811-21124	BlackRock New York Municipal Income Trust II
811-21053	BlackRock Virginia Municipal Bond Trust